April 10, 2009
VIA EDGAR
Mr. Mark Webb
Mr. Kevin Vaughn
Mr. David Lyon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
Re:	United Bankshares, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 File Number 2-86947
Gentlemen:
This letter is provided on behalf of United Bankshares, Inc. (“United” or the “Company”) in response to your letter of March 30, 2009 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008. In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.
Additionally, United acknowledges that:
•	United is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	United may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Set forth below in italics are each of the comments contained in the staff’s letter, together with the Company’s responses. The items are set forth in the order in which they appear in the staff’s letter.

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-K for Fiscal Year Ended December 31, 2008
Real Estate Loans, page 6
1.	Please tell us and revise future filings to provide an expanded discussion of the loans that meet the definition of high loan-to-value loans, including a range of the associated loan-to-value ratios and quantification of where the majority of your loans fall in that range.
Response:
Below is the information requested by the staff in the question above, which we have inserted into our existing disclosure regarding “Real Estate Loans” for the year ended December 31, 2008. We will revise future filings accordingly beginning with the December 31, 2009 Form 10-K.
Real Estate Loans
     Commercial real estate loans consist of commercial mortgages, which generally are secured by nonresidential and multi-family residential properties. Also included in this portfolio are loans that are secured by owner-occupied real estate, but made for purposes other than the construction or purchase of real estate. Commercial real estate loans are to many of the same customers and carry similar industry risks as the commercial loan portfolio. Real estate mortgage loans to consumers are secured primarily by a first lien deed of trust. These loans are traditional one-to-four family residential mortgages. The loans generally do not exceed an 80% loan to value ratio at the loan origination date and most are at a variable rate of interest. These loans are considered to be of normal risk. Also included in the category of real estate mortgage loans are home equity loans.
     As of December 31, 2008, approximately $359.7 million or 6.0% of United’s loan portfolio were real estate loans that met the regulatory definition of a high loan-to-value loan. A high loan-to-value real estate loan is defined as any loan, line of credit, or combination of credits secured by liens on or interests in real estate that equals or exceeds a certain percentage established by United’s primary regulator of the real estate’s appraised value, unless the loan has other appropriate credit support. The certain percentage varies depending on the loan type and collateral. Appropriate credit support may include mortgage insurance, readily marketable collateral, or other acceptable collateral that reduces the loan-to-value ratio below the certain percentage. Of the $359.7 million, $144.4 million is secured by first deeds of trust on residential real estate with $136.7 million of that total falling in a loan-to-value (LTV) range of 90% to 100% and $7.7 million above a LTV of 100%; $64.7 million is secured by subordinate deeds of trust on residential real estate with $58.6 million between a LTV of 90% to 100% and $6.1 million above a LTV of 100%; and $150.6 million is secured by commercial real estate generally ranging from the regulatory limit for the type of commercial real estate up to a LTV of 100%. Of the $150.6 million high loan to value commercial loans, $50.5 million are classified as Other Construction Loans and Land Loans, $42.2 million are Non-residential Secured, $18.8 million are Commercial Owner occupied properties, $17.0 million are 1-4 family Residential Secured first lien properties, and $17.0 million are Residential Construction Loans. The remaining $5.1 million are spread out in three different categories, none of which are material.

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

Underwriting Standards, page 6
2.	Please tell us and revise future filings to provide an expanded discussion of your underwriting policies and procedures, including whether or not variable rate loans are underwritten at the fully indexed rate or at an initial, lower rate and whether or not they are fully amortizing. Also, disclose whether or not you have underwritten sub-prime loans and how you define them.
Response:
Below is the information requested by the staff in the question above, which we have inserted into our existing disclosure regarding “Underwriting Standards” for the year ended December 31, 2008. We will revise future filings accordingly beginning with the December 31, 2009 Form 10-K.
Underwriting Standards
     United’s loan underwriting guidelines and standards are updated periodically and are presented for approval by the respective Boards of Directors of each of its subsidiary banks. The purpose of the standards and guidelines is to grant loans on a sound and collectible basis; to invest available funds in a safe, profitable manner; to serve the legitimate credit needs of the communities of United’s primary market area; and to ensure that all loan applicants receive fair and equal treatment in the lending process. It is the intent of the underwriting guidelines and standards to: minimize loan losses by carefully investigating the credit history of each applicant, verify the source of repayment and the ability of the applicant to repay, collateralize those loans in which collateral is deemed to be required, exercise care in the documentation of the application, review, approval, and origination process, and administer a comprehensive loan collection program.
     United’s underwriting standards and practices are designed to originate both fixed and variable rate loan products in a manner which is consistent with the prudent banking practices applicable to these exposures. Typically, both fixed and variable rate loan underwriting practices incorporate conservative methodology, including the use of stress testing for commercial loans, and other product appropriate measures designed to provide an adequate margin of safety for the full collection of both principal and interest within contractual terms. Consumer real estate secured loans are underwritten to the initial rate, and to a higher assumed rate commensurate with normal market conditions. Therefore, it is the intent of United’s underwriting standards to insure that adequate primary repayment capacity exists to address both future increases in interest rates, and fluctuations in the underlying cash flows available for repayment. Historically, and at December 31, 2008, United has not offered “teaser rate” loans, and had no loan portfolio products which were specifically designed for “sub-prime” borrowers. Management defines “sub-prime” borrowers as consumer borrowers with a credit score of less than 660.
     The above guidelines are adhered to and subject to the experience, background and personal judgment of the loan officer assigned to the loan application. A loan officer may grant, with justification, a loan with variances from the underwriting guidelines and standards. However, the loan officer may not exceed his or her respective lending authority without obtaining the prior, proper approval from a superior, a regional supervisor, or the Loan Committee, whichever is deemed appropriate for the nature of the variance.

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

Application of Critical Accounting Policies, page 20
3.	Please tell us and revise future filings to clarify why you have not included discussions of all the accounting policies you identify here as critical and why you include discussions of accounting policies that you have not specifically identified as critical.
Response:
In the opening paragraph of our discussion of the “Application of Critical Accounting Policies”, we inadvertently included the valuation of retained interests in securitized financial assets as a critical accounting policy. Retained interests in securitized financial assets are no longer material to United and thus, are no longer considered a critical accounting policy by management. Instead, we should have included the valuation of derivative instruments as a critical accounting policy in the opening paragraph of the discussion.
We will change the opening paragraph of our discussion of the “Application of Critical Accounting Policies” in future filings beginning with the March 31, 2009 Form 10-Q as follows:
APPLICATION OF CRITICAL ACCOUNTING POLICIES
The accounting and reporting policies of United conform with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, management is required to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Actual results could differ from these estimates. These policies, along with the disclosures presented in the financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses, income taxes, and the valuation of derivative instruments to be the accounting areas that require the most subjective or complex judgments, and as such, could be most subject to revision as new information becomes available.

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

4.	Your disclosures seem to merely repeat accounting policies as set forth in the footnotes to the financial statements. Please revise future filings to include a discussion that identifies and describes the following, which is excerpted from the Commission’s disclosure guidance on critical accounting policies, as applicable:
•	the critical accounting estimate;

•	the methodology used in determining the critical accounting estimate;

•	any underlying assumption that is about highly uncertain matters and any other underlying assumption that is material;

•	any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

•	if applicable, why different estimates that would have had a material impact on the company’s financial presentation could have been used in the current period; and

•	if applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;

•	an explanation of the significance of the accounting estimate to the company’s financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the company’s financial statements affected by the accounting estimate;

•	a quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

•	a quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance; and

•	a statement of whether or not the company’s senior management has discussed the development and selection of the accounting estimate, and the MD&A disclosure regarding it, with the audit committee of the company’s board of directors.

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

Response:
Below is the information requested by the staff in the question above, which we have inserted into our existing disclosures regarding the “Application of Critical Accounting Policies” for the year ended December 31, 2008. We will revise future filings accordingly beginning with the March 31, 2009 Form 10-Q.
The accounting and reporting policies of United conform with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, management is required to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments, which are reviewed with the Audit Committee of the Board of Directors, are based on information available as of the date of the financial statements. Actual results could differ from these estimates.
As explained in Note A, Summary of Significant Accounting Policies and Note F, Allowance for Credit Losses to the consolidated financial statements, the allowance for credit losses represents management’s estimate of the probable credit losses inherent in the lending portfolio. Determining the allowance for credit losses requires management to make forecasts of losses that are highly uncertain and require a high degree of judgment. At December 31, 2008, the allowance for loan losses was $61.5 million and is subject to periodic adjustment based on management’s assessment of current probable losses in the loan portfolios. Such adjustment from period to period can have a significant impact on United’s consolidated financial statements. To illustrate the potential effect on the financial statements of our estimates of the allowance for loan losses, a 10 basis point increase would have required $6.2 million in additional allowance (funded by additional provision for credit losses), which would negatively impacted 2008 net income by approximately $4.3 million, or $0.10 per common share. Management’s evaluation of the adequacy of the allowance for credit losses and the appropriate provision for credit losses is based upon a quarterly evaluation of the loan portfolio and lending related commitments. This evaluation is inherently subjective and requires significant estimates, including estimates related to the amounts and timing of future cash flows, value of collateral, losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which are susceptible to constant and significant change. The allowance allocated to specific credits and loan pools grouped by similar risk characteristics is reviewed on a quarterly basis and adjusted as necessary based upon subsequent changes in circumstances. In determining the components of the allowance for credit losses, management considers the risk arising in part from, but not limited to, charge-off and delinquency trends, current economic and business conditions, lending policies and procedures, the size and risk characteristics of the loan portfolio, concentrations of credit, and other various factors. The methodology used to determine the allowance for credit losses is described in Note A, Notes to Consolidated Financial Statements. A discussion of the factors leading to changes in the amount of the allowance for credit losses is included in the Provision for Credit Losses section of this Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A). As discussed in the MD&A, the increase in the allowance for credit losses in 2008 can be directly attributed to the current economic environment. For a discussion of concentrations of credit risk, see Item 1, under the caption of Loan Concentrations in this Form 10-K. Additional information relating to United’s loans and allowance for credit losses are included in Note E, Loans and Note F Allowance For Credit Losses, to the consolidated financial statements.

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

United uses derivative instruments as part of its risk management activities to protect the value of certain assets and liabilities against adverse price or interest rate movements. All derivative instruments are carried at fair value on the balance sheet. United considers derivative instruments to be a critical accounting policy due to the complexity and judgment associated with the implementation of the accounting guidance and because carrying assets and liabilities at fair value inherently result in more financial statement volatility. The accounting policies utilized by the Company to record derivatives reflect the guidance in SFAS No.133 “Accounting for Derivative Instruments and Hedging Activities” and other related accounting guidance. In accordance with the guidance, all derivatives are recognized as either assets or liabilities on the balance sheet at fair value. Fair values and the information used to record valuation adjustments for certain assets and liabilities are provided by third parties. Accounting for changes in the fair value of a particular derivative differs depending on whether the derivative has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. At December 31, 2008, United has one derivative designated as a cash flow hedge and three derivatives designated as fair value hedges. The application of hedge accounting requires significant judgment to interpret the relevant accounting guidance, as well as to assess hedge effectiveness, identify similar hedged item groupings and measure changes in the fair value of the hedged items. At December 31, 2008, United also has five derivatives not included in hedge relationships. Such derivatives consist of interest rate swaps used for interest rate management purposes and derivatives executed with commercial banking customers to facilitate their interest rate management strategies. Gains and losses on other derivative financial instruments are included in noninterest income and noninterest expense, respectively. Management believes that its methods of addressing these judgmental areas and applying the guidance are in accordance with GAAP and consistent with industry practices. Interpretations of SFAS No.133 and related guidance continue to change and evolve. Future interpretations could result in material changes to United’s accounting for derivative financial instruments and related hedging activities. Although such changes may not have a material effect on financial condition, they could have a material adverse effect on United’s results of operations in the period they occur. However, the potential impact to United’s operating results for such changes cannot be reasonably estimated. Additional information relating to United’s use of derivatives is included in Note P, Derivative Financial Instruments, to the consolidated financial statements.
The income tax amounts in Note L , Income Taxes, to the consolidated financial statements reflect the current period income tax expense for all periods’ shown, as well as future tax liabilities associated with differences in the timing of expenses and income recognition for book and tax accounting purposes. United’s calculation of income tax provision is inherently complex due to the various different tax laws and jurisdictions in which we operate and requires management’s use of estimates and judgments in its determination. The current income tax liability also includes income tax expense related to our uncertain tax positions as required in SFAS 109 “Accounting for Income Taxes” as interpreted by FASB Interpretation FIN 48 “Accounting for Uncertainty in Income Taxes”. Changes to the estimated accrued taxes can occur due to changes in tax rates, implementation of new business strategies, resolution of issues with taxing authorities and recently enacted statutory, judicial and regulatory guidance. These changes can be material to the Company’s operating results for any particular reporting period. The analysis of the income tax provision requires the assessments of the relative risks and merits of the appropriate tax treatment of transactions, filing positions, filing methods and taxable income calculations after considering statutes, regulations, judicial precedent and other information. United strives to keep abreast of changes in the tax laws and the issuance of regulations which may impact tax reporting and provisions for income tax expense. United is also subject to audit by federal and state authorities. Because the application of tax laws is subject to varying interpretations, results of these audits may produce indicated liabilities which differ from United’s estimates and provisions. United continually evaluates its exposure to possible tax assessments arising from audits and

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

records its estimate of probable exposure based on current facts and circumstances. The potential impact to United’s operating results for any of the changes cannot be reasonably estimated. See Note L, Income Taxes, to consolidated financial statements for a further description of our provision for income taxes and related tax assets and liabilities.
Any material effect on the financial statements related to these critical accounting areas is further discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Earnings Summary, page 28
5.	We note your discussions of net interest income on a tax-equivalent basis. Please note that MD&A’s primary purpose is to discuss the financial condition and results of operations of the company based on its financial statements prepared in accordance with US GAAP. Please revise future filings to provide a discussion of GAAP based net interest income before any discussions of an alternative basis so that undue prominence is not afforded the alternative basis measure. Also, include a discussion of why management believes the alternative basis measure is meaningful, including how management uses it.
Response:
After considering the staff’s comments, United confirms that in future filings, it will provide a discussion of GAAP based net interest income before any discussions of an alternative basis (tax-equivalent) so that undue prominence is not afforded the alternative basis measure. In addition, we will provide a reconciliation of the difference between the GAAP based net interest income amount and the alternative basis (tax-equivalent) net interest income amount.
We will also include a discussion of why management believes the alternative basis measure is meaningful, including how management uses it.
Below is our proposed disclosure regarding the net interest income within the MD&A using information for the year ended December 31, 2008. We will revise future filings similarly beginning with the March 31, 2009 Form 10-Q.
Net Interest Income
Net interest income represents the primary component of United’s earnings. It is the difference between interest income from earning assets and interest expense incurred to fund these assets. Net interest income is impacted by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as changes in market interest rates. Such changes, and their impact on net interest income in 2008, are summarized below.
Net interest income for the year of 2008 was $252.79 million, an increase of $27.37 million or 12.14% from the year of 2007. The $27.37 million increase in net interest income occurred because total interest expense declined $36.19 million and total interest income only declined $8.82 from the year of 2007. For the purpose

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

of this remaining discussion, net interest income is presented on a tax-equivalent basis to provide a comparison among all types of interest earning assets. The tax-equivalent basis adjusts for the tax-favored status of income from certain loans and investments. Although this is a non-GAAP measure, United’s management believes this measure is more widely used within the financial services industry and provides better comparability of net interest income arising from taxable and tax-exempt sources. United uses this measure to monitor net interest income performance and to manage its balance sheet composition.
Tax-equivalent net interest income for the year of 2008 was $267.02 million, an increase of $25.13 million or 10.39% from the year of 2007. The net interest margin for the year of 2008 was 3.70%, down 6 basis points from a net interest margin of 3.76% during the same period last year.
The following table reconciles the difference between net interest income and tax-equivalent net interest income for the years ended December 31:

(Dollars in thousands)	2008	2007	2006
Net interest income, GAAP basis	$252,792	$225,419	$219,593
Tax-equivalent adjustment (1)	14,229	16,472	15,452

Tax-equivalent net interest income	$267,021	$241,891	$235,045

(1)	The tax-equivalent adjustment combines amounts of interest income on federally nontaxable loans and investment securities using the statutory federal income tax rate of 35% and interest income on state nontaxable loans and investment securities using the statutory state income tax rate of 8.75% in 2008 and 9% in 2007 and 2006.
6.	We note your deteriorating asset quality ratios and your discussion of why the components of non-performing assets have increased and that the increases have been evaluated and allocated within the allowance for loan losses. Please tell use and revise future filings to provide a more robust discussion of how you evaluated and allocated those increases within the allowance for loan losses. Consider the following in developing your discussions:
•	We note that non-accrual loans increased approximately 91% at December 31, 2008 from December 31, 2007.

•	We note that charge-offs increased approximately 175% at December 31, 2008 from December 31, 2007, while net charge-offs increased approximately 207% over the same period.

•	We note that non-performing loans as a percentage of the allowance from loan losses decreased approximately 43% at December 31, 2008 from December 31, 2008 from December 31, 2007.

•	We note that allowance for loan losses increased approximately 8% at December 31, 2008 from December 31, 2007.

•	We note that you recorded approximately 49% of the total provision for the allowance for loan losses recorded in 2008 in the fourth quarter. Please provide an expanded discussion of the specific facts and circumstances that occurred in the fourth quarter that were not present at or before September 30, 2008, including when they arose.

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

Response:
Below is the information requested by the staff in the question above, which we have inserted into our existing disclosure regarding the provision for credit losses within the MD&A for the year ended December 31, 2008. We will revise future filings beginning with the March 31, 2009 Form 10-Q to include a similar, more robust discussion of the provision for loan losses for the respective period.
Provision for Credit Losses (page 31)
Higher unemployment levels, economic fears, and declines in real estate values have impacted the performance of both consumer and commercial portfolios. The customer segments most directly impacted, resulting in increases in both consumer and commercial non performing loan totals, included residential land acquisition, development and construction lending. These segments were negatively affected by a downturn in demand during 2008 for luxury second homes at the Greenbrier Resort in West Virginia as well as residential developments located outside the Washington D.C. metropolitan area. Such loans comprise in excess of 35% of total nonperforming loans. Accordingly, these segments were targeted for increased scrutiny and allocations within the analysis of the allowance for loan losses at December 31, 2008. Although total nonperforming loans increased by 91.35%, an analysis of the individual credits revealed that a great majority of such loans continued to be well secured by real estate despite observable declines in the fair value of the underlying real estate. Generally, these loans are considered impaired and the allowance for loan losses is measured in accordance with FASB Statement No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15”. As of December 31, 2008, the allowance for loan losses recorded in accordance with FAS 114 associated with impaired loans was $5.43 million. In addition, because of the increase in the inherent risks associated with the increase in nonperforming loans, and specifically, the real estate and construction loan pools, an additional allocation of approximately $1 million was recorded at December 31, 2008. Specific risk factors identified included a new allocation for luxury second homes in resort type markets, increased allocations for single family construction loans and increased allocations of specific impaired loans in these segments in comparison to the previous year.
For the years ended December 31, 2008 and 2007, the provision for credit losses was $25.16 million and $5.33 million, respectively. Net charge-offs were $20.30 million for the year of 2008 as compared to net charge-offs of $6.61 million for the year of 2007. These higher amounts of provision expense and net charge-offs for 2008 reflected a weakened credit environment due to a deterioration of economic conditions. The largest charge-offs totaled $3.2 million of commercial and personal loans to an automobile dealer and $1.2 million related to a mixed-use retail / residential condo building loan that encountered structural building foundation problems. These losses had largely been previously provided for in management’s allowance for loan loss analysis in accordance with FAS 114. However, as a result of the increase in actual charge-offs in the current environment, management updated its historical loss estimates by incorporating the recent, higher charge-off activity into its allowance for loan loss analysis through higher historical loss rates for affected loan pools as well as adjustments in environmental factors. For example, the changes in commercial loan historical loss rates and the related environmental risk factors, when applied to December 31, 2008 balances, resulted in a $1 million increase in loss allocations in comparison to the prior year. In similar fashion, increases in both historical loss rates and environmental factors resulted in a loss allocation increase of over $500 thousand in the real estate loan pool.

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

For the fourth quarter ended December 31, 2008, the provision for credit losses was $12.21 million which was approximately 48.53% of the total provision for the year. Net charge-offs were $7.99 million for the fourth quarter of 2008 which was 39.38% of total net charge-offs for the year. These higher amounts of provision expense and net charge-offs for the fourth quarter reflected continued deterioration of economic conditions. Nationally, economic data continued to show a weakening U.S. economy. Unemployment data rose throughout the fourth quarter of 2008 and loan delinquencies rose in almost every category. On a state level, the unemployment rate rose in the fourth quarter from 4.2% to 5.2% in Virginia and 4.2% to 4.4% in West Virginia. The downturn in the real estate market was reflected in decreases of 29.8% in Virginia and 51.7% in West Virginia in single family building permits from the previous year. In addition, United’s 30 plus day delinquency as a percentage of loans increased by 36.9%, from 2.06% to 2.82% in the quarter and total nonperforming loans increased by 10.5%, from $49.03 million at September 30, 2008 to $54.20 million at December 31, 2008. These factors combined with facts and circumstances resulted in $2.2 million of losses on loans to five real estate development customers, which increased the historical loss rate to be applied to the remaining loans in the real estate development portfolio resulting in higher required allocations within the December 31, 2008 allowance for loan losses analysis and a larger provision amount for the fourth quarter.
The methodology for calculation of the unfunded commitments liability was changed to be more consistent with the historical utilization of unfunded commitments and this resulted in a decrease of $6.18 million. Therefore, it should be noted that although the allowance for credit losses increased by $4.86 million or 8.27%, the allowance for loan loss net of unfunded lending commitments rose by $11.04 million or 21.87%.
7.	Please revise future filings to disclose the percent of loans in each category in the table of the allocation for credit losses. Refer to Item IV.B. of Industry Guide 3.
Response:
After considering the staff’s comments and the guidance cited in the comment letter, United confirms that it will disclose the percent of loans in each category in the table of the allocation for credit losses as required by Item IV.B. of Industry Guide 3.
We provided the percent of loans in each category in a table on page 25 of our December 31, 2008 Form 10-K. However, in accordance with Item IV.B. of Industry Guide 3, we will relocate the table to be included with the allocation of United’s allowance for credit losses.
Below is our proposed disclosure regarding the allowance for credit losses and the percent of loans in each loan category within the MD&A using the information for the year ended December 31, 2008. We will revise future filings similarly beginning with the December 31, 2009 Form 10-K.

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

The following table presents the allocation of United’s allowance for credit losses and for each of the five years ended December 31:

	December 31
	2008	2007	2006	2005	2004
	(In thousands)

Commercial, financial and agricultural	$39,550	$32,957	$27,512	$27,053	$27,356
Real estate	4,144	3,058	3,266	6,443	6,404
Real estate construction	10,169	9,169	7,178	2,587	1,961
Consumer and other	4,920	4,166	4,014	5,842	6,179
Lending related commitments	2,109	8,287	8,742	8,733	7,987
Allowance for estimated imprecision	2,711	1,107	1,659	2,213	1,589

	63,603	58,744	52,371	52,871	51,476

Less: Allowance for credit losses, discontinued operations	—	—	—	—	(123)

Total	$63,603	$58,744	$52,371	$52,871	$51,353

The following is a summary of loans outstanding as a percent of total loans at December 31:

	December 31
	2008	2007	2006	2005	2004

Commercial, financial and agricultural	21.20%	20.89%	19.85%	20.10%	19.57%
Real estate	63.31%	62.65%	62.14%	64.40%	64.50%
Real estate construction	10.01%	10.38%	10.88%	7.47%	6.87%
Consumer and other	5.48%	6.08%	7.13%	8.03%	9.06%

Total	100.00%	100.00%	100.00%	100.00%	100.00%

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

Financial Statements, beginning on page 51
Note C — Investment Securities, page 64
8.	Please tell us and revise future filings to discuss in more detail how management determined that the corporate securities in an unrealized loss position for 12 months or more where not other-than-temporarily impaired at December 31, 2008, considering both the severity and duration of the unrealized loss at that date. Please address the following as part of that discussion:
a.	In both your response letter and your next Form 10-Q, please provide a table showing the identity of the specific issuers, the carrying amount and the severity of the loss, as well as the credit rating, excess subordination, and priority of your particular securities in the cash flow waterfall of the underlying assets.

b.	Please provide us with a detailed analysis of the pooled trust preferred securities’ impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically identify any tranches that have contractually deferred interest payments and tell us how this impacted your cash flow analysis.

c.	Clearly identify which, if any, of the securities have been downgraded. Discuss the extent of the downgrade and how you considered in as part of your impairment analysis.
Response:
Below is our response to the staff’s comments above as well as proposed additional disclosures regarding “Investment Securities” within the footnotes using information for the year ended December 31, 2008. We will revise future filings beginning with the March 31, 2009 Form 10-Q to include a similar discussion regarding investment securities.
In determining whether or not the corporate securities, in an unrealized loss position for 12 months or more, were other than temporarily impaired, management considered the severity and the duration of the loss in conjunction with our positive intent and ability to hold these securities to recovery or maturity.
In analyzing the duration and severity of the losses, management considered the following:
1.	The market for these securities was not active as evidenced by the lack of trades and the severe widening of the bid/ask spread.

2.	The markets for pooled trust preferred securities (“TRUP CDOs”) ultimately became dysfunctional with no significant transactions to report.

3.	Low market prices for certain bonds, in the overall debt markets, were evidence of credit stress in the general markets and not necessarily an indication of credit problems with a particular issuer.

4.	The general widening in overall risk premiums in the broader markets was responsible for a significant amount of the price decline in the corporate securities and TRUP CDO portfolios.

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

All pooled trust preferred securities were receiving full scheduled principal and interest payments at December 31, 2008. (As mentioned on page 25 of our December 31, 2008 Form 10-K filing.)
The amortized cost of corporate securities in an unrealized loss position for 12 months or longer as of December 31, 2008 consisted of $108.0 million in TRUP CDOs and $4.9 million in single issued trust preferred securities. There were no single issued trust preferred securities greater than $5 million in an unrealized loss position for 12 months or longer. The TRUP CDOs consisted of $36.5 million in investment grade bonds and $71.4 million in split-rated bonds (investment grade by Fitch, below investment grade by Moodys). All of our TRUP CDOs were rated investment grade by at least one rating agency. The following is a summary of the corporate securities in an unrealized loss position 12 months or greater as of December 31, 2008:

						Below
	Amortized	Fair	Unrealized	Investment	Split	Investment
Class	Cost	Value	Loss	Grade	Rated	Grade
	(Dollars in thousands)

Senior	$15,000	$9,553	$(5,447)	$15,000	—	—
Mezzanine (now in Senior position)	19,978	11,517	(8,461)	7,438	$12,540	—
Mezzanine	72,990	43,500	(29,489)	14,118	58,872	—
Single Issue Trust Preferred	4,941	3,732	(1,209)	—	4,941	—

Totals	$112,909	$68,302	$(44,606)	$36,556	$76,353	—

To determine a net realizable value and assess whether impairment existed, management performed detailed cash flow analysis to determine whether, in management’s judgment, it was probable that United would not receive all principal and interest payments expected at purchase. Management’s cash flow analysis was performed for each issuer and considered the current deferrals and defaults, the likelihood that current deferrals would cure or ultimately default, potential future deferrals and defaults, subordination, cash reserves, excess interest spread, credit analysis of the underlying collateral and the priority of payments in the cash flow structure. Management also spoke with analysts who covered specific companies, particularly when those companies were deferring or experiencing financial difficulties. The underlying collateral analysis for each issuer took into consideration several factors including TARP participation, capital adequacy, earnings trends and asset quality. Management also performed a stress test analysis to determine what level of defaults would have to occur before United would experience a break in yield or principal.
Management also considered the ratings of our bonds and the extent of downgrades in our impairment analysis. It is important to note that although Moodys downgraded several TRUP CDO bonds to below investment grade, Fitch rated the entire portfolio investment grade. Standard and Poors only rated five TRUP CDOs and all were investment grade. Due to the wide discrepancies in ratings from the various rating agencies, management considered it imperative to independently perform its own credit analysis as described above and exercise management’s professional judgment in evaluating whether it was probable that United would be unable to realize all principal and interest expected at purchase.

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

Note T — Fair Value of Financial Instruments, page 90
9.	Please tell us and revise future filings to discuss in detail the specific procedures, if any, management performs to review pricing information received from third party vendors, including the frequency of your reviews and the percentage of the pricing information received that is reviewed.
Response:
Below is the information requested by the staff in the question above. We will revise future filings accordingly beginning with the March 31, 2009 Form 10-Q.
Derivatives (page 91)
Values obtained from third party vendors are typically not adjusted by management. Management internally reviews the derivative values provided by third party vendors on a quarterly basis. All derivative values are tested for reasonableness by management utilizing a net present value calculation.
Securities Available for Sale (page 91)
Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2). Management internally reviews the fair values provided by third party vendors on a monthly basis. Management’s review consists of comparing fair values assigned by third party vendors to trades and offerings observed by management. The review requires some degree of judgment as to the number or percentage of securities to review on the part of management which could fluctuate based on results of past reviews and in comparison to current expectations. Exceptions that are deemed to be material are reviewed by management.
10.	Please tell us and revise future filings to clarify how you determine when pricing information received from third party vendors represents forced liquidation or distressed sales. Also, for each type of financial instrument, explain how the market was deemed inactive (illiquid), how adjustments were made for this illiquidity in the fair value estimates, and how inactive/illiquid markets affected the choice of the valuation technique.
Response:
Below is the information requested by the staff in the question above. We will revise future filings accordingly beginning with the March 31, 2009 Form 10-Q.

United Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

Securities Available for Sale (page 91)
Prices obtained from third party vendors that do not reflect forced liquidation or distressed sales are not adjusted by management. Management utilizes a number of factors to determine if a market is inactive, all of which may require a significant level of judgment. Factors that Management considers include: a significant widening of the bid-ask spread, a considerable decline in the volume and level of trading activity in the instrument, a significant variance in prices among market participants, and a significant reduction in the level of observable inputs.
(Paragraph under Available-for-sale securities table on page 92)
Based on financial market conditions, United felt that the fair values obtained from third party vendors reflected forced liquidation or distresses sales for these trust preferred securities. Management first noted a significant widening of the bid-ask spread during the first half of 2008. Management reviewed the trading patterns recorded by certain institutional trading desks and determined that the volume and trading activity in the pooled trust preferred sector had significantly decreased. Additionally, management held discussions with institutional traders to identify trends in the number and type of transactions related to the pooled trust preferred sector. Based upon management’s review of the market conditions for pooled trust preferred securities, it was determined that an income approach valuation technique (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs would be more representative of fair value than the market approach valuation technique used at measurement dates prior to September 30, 2008. Management considered the following items when calculating the appropriate discount rate: the implied rate of return when the market was last active, changes in the implied rate of return as markets moved from very active to inactive, recent changes in credit ratings, and recent activity showing that the market has built in increased liquidity and credit premiums. Management’s internal credit review of each security was also factored in to determine the appropriate discount rate. The credit review considered each security’s collateral, subordination, excess spread, priority of claims, and principal and interest cushion.
If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (304) 424-8704.
Sincerely,
/s/ Steven E. Wilson
Steven E. Wilson
Chief Financial Officer

514 Market Street, Parkersburg, WV 26102